www.linkedin.com/in/
philominakane (LinkedIn)

Top Skills

Video Production
Video Editing
Sales

Languages

English (Full Professional)
Twi (Full Professional)
Spanish (Elementary)

Philomina Kane

Founder & CEO | Forbes 30u30 | Shark Tank
Philadelphia, Pennsylvania, United States

Summary

Philomina Kane is a Ghanaian-American entrepreneur and content creator. Born with a passion for the arts, her early years were filled with captivating performances in numerous theater and dance productions. In 2017, she graduated from Princeton University and began to cement herself as a haircare YouTuber. Garnering a following of nearly 200,000 subscribers, Philomina became a guiding force, empowering Black women to embrace and care for their natural hair. After working as Head of Marketing for 3 years at NaturAll Club, in 2020, Philomina founded KIN Apparel, a brand dedicated to crafting satin lined hoodies and hats for both hair protection and comfort. The innovative approach of KIN Apparel caught the attention of Shark tank and in 2021 Philomina landed a six-figure deal with SKIM's founding partner Emma Grede. Philomina is a winner of the prestigious Pharrell Williams' Black Ambition Prize and a Forbes 30 Under 30 lister. Today, she remains committed to the growth of her brand and shares her wealth of knowledge with aspiring entrepreneurs, teaching them how to monetize their passion.

Experience

KIN Apparel

Founder & CEO
April 2020 - Present (5 years 1 month)
Philadelphia, Pennsylvania, United States

At KIN Apparel we are revolutionizing haircare with fashion and inclusion and in doing so, allowing people to feel seen and heard. We line the hoods of our hoodies and hats with satin, a soft and smooth material that interacts with hair in a gliding motion, meaning your hair stays in tact and protected. Whether it be a fro, twist-out, braids, curls or locs, we innovate our products with haircare in mind. We are also intentional about the sizes we produce, for example, our satin-lined hoods are made bigger to fit big hair and the various hats we design come in different sizes because no two heads are the same. Everyone owns a hoodie and a hat, but not everyone can say these products do more for them. KIN Apparel is here to disrupt the haircare-fashion space to affirm who people are, naturally.

Check us out: www.kinapparel.com

YouTube
Digital Content Creator
May 2014 - March 2021 (6 years 11 months)
Philadelphia, Pennsylvania, United States

The summer of 2014 is when Philomina began her YouTube channel, NaturallyPhilo. After making mini style tutorials on snapchat, her friends encouraged her to take her loud mouth elsewhere, so she did. She used her platform to empower women of color to embrace their natural selves' by saying no to relaxers and stepping into the natural hair revolution. Since that summer, she has amassed almost 190,000 subscribers and over 12 million views. The amazing people she interacts with on her various social media motivate her to keep producing quality content. Her videos can be summed up into two words: fun and informative. Her bubbly and over the top personality will have you leaving her video with a smile and useful tips that make a difference! She in not only good at producing hair videos, but also, lifestyle and beauty content as well. Philomina loves to help people find confidence in themselves and she is committed to contributing her talent for the common good.

NaturAll Club
Marketing Director
August 2017 - April 2020 (2 years 9 months)
Greater Philadelphia Area

Responsible for marketing strategy, digital advertisement, social media, influencer marketing, product development, copy, messaging, sales analysis and marketing department management.

McBride Aedes Aegypti Mosquito Lab

Undergraduate Thesis Researcher
January 2016 - June 2017 (1 year 6 months)
Princeton University

- The McBride lab uses Aedes aegypti mosquito populations (major vectors of human disease) to study the genomic, molecular, and neural basis of evolutionary adaptation to human hosts.
-Conducting thesis research on morphology and host preference of Ghana collections of Aedes aegypti
-Utilizes the insectary to hatch mosquito eggs and breed them to produce subsequent generations.
-Operates the dissecting microscope to classify mosquitoes based on amount of white scales on their right abdominal tergite.
-Uses the olfactometer to test mosquito host preference—whether they are adapted to biting humans or non-humans

Noguchi Memorial Institute for Medical Research
Research Intern
July 2016 - August 2016 (2 months)
Accra, Ghana

-Interned in the Parasitology Department conducting research on regional Aedes aegypti collections
-Methodology included setting ovitraps in 4 different study sites in Ghana to collect mosquito eggs. Eggs were then dried and packaged for transport back to Princeton University where eggs were hatched and reared to adulthood
-The objective is to characterize morphological and behavioral variation among Aedes aegypti populations in Ghana that may affect their ability to transmit human disease such as Yellow fever, Dengue, Chikungunya, and Zika. I also aim to put this variation in the context of variation that occurs worldwide across the species as whole.

New York Public Radio
Community Engagement Intern
June 2014 - August 2014 (3 months)
New York, New York

-Read and summarized current events for WNYC Facebook
-Planned and orchestrated community events such as Singles Night, LGBTQ Night, and Trivia Night
-Developed powerpoints of department stats which aided in goal setting for the fiscal year

AmeriCorps
Tutor
November 2012 - June 2013 (8 months)
Grand Street Settlement

Assisted students with math homework, KidzLit reading sessions, and planned bonding events that fostered productive communication and unity between students.

Institute for UltraFast Spectroscopy and Lasers (IUSL)
Physics Research Intern
June 2011 - May 2012 (1 year)
City College of New York

-IUSL is a research laboratory devoted to promoting research and education in photonic and laser technologies
for scientific, engineering, medical, and industrial applications.
-Utilized art skills to design the system; read scientific papers and summarized them to mentor
-Worked along side mentor Dr. Robert Alfano to engineer a black lens 4F imaging system used to conduct
bio-optical research today.
-We created black lenses using paint, tape, and focal lenses to use on a 4F imaging system to
observe and improve resolution.

I am a New York City Science and Engineering Fair (NYCSeF) physics award recipient for this work, and a Junior Science and Humanities Symposium "Black Lens Imaging" research paper award recipient.

Daughters of Jacob Nursing Home
Health & Wellness Intern
July 2010 - August 2010 (2 months)
Bronx, New York

-Learned first hand how being away from their families impact the elderly through a series of interviews
-Became a liaison between patients and staff to relay their quandaries and set up plans for resolution
-Set up a plan to aid patients in meal plan selection

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Education

Princeton University

Bachelor's Degree, Ecology and Evolutionary Biology, Global Health and
Health Policy, African Studies · (2013 - 2017)